Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMN Healthcare Services, Inc.:

We consent to the use of our reports dated March 8, 2007, with respect to the consolidated balance sheets of AMN Healthcare Services, Inc. and subsidiaries (the “Company”), as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006 and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/    KPMG LLP

San Diego, California

April 17, 2007